Filed by Manulife Financial Corporation pursuant to Rule 425 of the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: John Hancock Financial Services, Inc.
Commission File No.: 1-15607

     The statements, analyses, and other information contained herein relating to the proposed merger and anticipated synergies, savings and financial and operating performance, including estimates for growth, trends in each of Manulife Financial Corporation’s and John Hancock Financial Services, Inc.’s operations and financial results, the markets for Manulife’s and John Hancock’s products, the future development of Manulife’s and John Hancock’s business, and the contingencies and uncertainties to which Manulife and John Hancock may be subject, as well as other statements including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions, are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. Such statements are made based upon management’s current expectations and beliefs concerning future events and their potential effects on the company.

     Future events and their effects on Manulife and John Hancock may not be those anticipated by management. Actual results may differ materially from the results anticipated in these forward-looking statements. For a discussion of factors that could cause or contribute to such material differences, investors are directed to the risks and uncertainties discussed in Manulife’s most recent Annual Report on Form 40-F for the year ended December 31, 2002, John Hancock’s most recent Annual Report on Form 10-K for the year ended December 31, 2002 and John Hancock’s quarterly reports on Form 10-Q and other documents filed by Manulife and John Hancock with the Securities and Exchange Commission (“SEC”). These risks and uncertainties include, without limitation, the following: changes in general economic conditions; the performance of financial markets and interest rates; customer responsiveness to existing and new products and distribution channels; competitive and business factors; new tax or other government regulation; losses relating to our investment portfolio; volatility in net income due to regulatory changes in accounting rules, including changes to GAAP, CGAAP and statutory accounting; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the effect of regulatory conditions, if any, imposed by regulatory agencies; the reaction of John Hancock’s and Manulife’s customers and policyholders to the transaction; the ability to promptly and effectively integrate the businesses of John Hancock and Manulife; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations.

     Neither Manulife nor John Hancock undertakes and each specifically disclaims, any obligation to update or revise any forward-looking information, whether as a result of new information, future developments or otherwise.

     This communication is being made in respect of the proposed merger involving John Hancock and Manulife. In connection with the proposed merger, Manulife will be filing a registration statement on Form F-4 containing a proxy statement/prospectus for the stockholders of John Hancock and John Hancock will be filing a proxy statement for the stockholders of John Hancock, and each will be filing other documents regarding the proposed transaction, with the SEC. Before making any voting or investment decision, John Hancock’s stockholders and investors are urged to read the proxy statement/prospectus regarding the merger and any other relevant documents carefully in their

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entirety when they become available because they will contain important information about the proposed transaction. The registration statement containing the proxy statement/prospectus and other documents will be available free of charge at the SEC’s Web site, www.sec.gov. Stockholders and investors in John Hancock or Manulife will also be able to obtain the proxy statement/prospectus and other documents free of charge by directing their requests to John Hancock Shareholder Services, c/o EquiServe, L.P., P.O. Box 43015, Providence, RI 02940-3015, (800-333-9231) or to Manulife Investor Relations, 200 Bloor Street East, NT-7, Toronto, Ontario, M4W 1E5, Canada, (800-795-9767).

     Manulife, John Hancock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transactions. Information regarding John Hancock’s directors and executive officers is available in John Hancock’s proxy statement for its 2003 annual meeting of stockholders, which was filed with the SEC on March 20, 2003, and information regarding Manulife’s directors and executive officers is available in Manulife’s Annual Report on Form 40-F for the year ended December 31, 2002 and its notice of annual meeting and proxy circular for its 2003 annual meeting, which was filed with the SEC on March 31, 2003. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

     The following is a transcript of Manulife Financial Corporation’s Third Quarter 2003 Earnings conference call. The conference call webcast may be accessed on the Manulife website at www.manulife.com.

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MANULIFE FINANCIAL
CONFERENCE CALL FOR OCTOBER 28, 2003 @ 2 P.M. EST

Operator:

Welcome to the Manulife Financial Corporation Third Quarter 2003 Earnings conference call. At this time, all participants are in a listen only mode. We will conduct a question and answer session following the presentation. At that time, if you have a question, please press star one on your touch-tone phone. As a reminder, this conference call is being recorded today, October 28, 2003. If you disagree with recording, please disconnect at this time. I would now like to turn the conference over to Edwina Stoate, Vice President, Investor Relations. Please go ahead Ms. Stoate.

Edwina Stoate:

Thank you and good afternoon. I would like to welcome all our participants to Manulife Financial’s earning conference call to discuss our third quarter 2003 financial and operating results. If anyone has not yet received our earnings announcement, statistical package and the slides for this conference call and webcast, these are available in the investor relations section of our website at manulife.com.

As in prior quarters, our executives will be making some introductory comments and we will then follow with a question and answer session. Before we begin, I would like to remind everyone that during the course of this conference call, we may discuss forward-looking information as defined in the US Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties and actual results may differ materially from those implied by such statements.

Investors are directed to consider the risk and uncertainties in our business that may affect future performance and that are discussed in our most recent annual report filed with the US Securities and Exchange Commission on Form 40F. Investors are cautioned not to place undue reliance on the company’s forward-looking statements. Further, the company does not undertake to update any forward-looking statements. Now I’d like to turn the call over to Dominic D’Alessandro, our President and Chief Executive Officer.

Dominic D’Alessandro:

Thank you, Edwina and good afternoon ladies and gentlemen. Thank you for joining us for this quarterly update on our performance. As you’ll see from the information that’s been made available on our website, shareholders net income was a record three hundred and ninety-six million dollars in the third quarter, twenty-one percent higher than a year ago, while earnings per share for the quarter increased twenty-three percent to eighty-five cents. Return on equity was a very strong seventeen point nine percent.

We are particularly pleased by this quarter’s strong performance, which was realized notwithstanding a strengthening Canadian dollar, which reduced the quarter’s income, by approximately twenty-five million dollars. Total premiums and deposits for the quarter were seven point four billion dollars, five percent above the comparable quarter last year. On a constant currency basis, premiums and deposits were up sixteen percent. This robust growth in part reflects the favorable conditions, which prevailed in the equity market during the quarter, but it also reflects the growth in our distribution capabilities and an expansion of our product offerings.

We remain very attentive to controlling our expenses, which as Peter will explain, were up only very modestly. Year over year our compliment level was actually down by about one percent, notwithstanding the growth in the business base. Funds under management of a hundred and fifty-one billion dollars were up eight percent from last year’s third quarter. Foreign exchange movements had the effect of reducing assets by almost fifteen billion dollars. The quality of our assets remains very high and as is our practice, our reserves remain very conservatively stated. Details can be found in the information package that has been made available to you.

Looking very briefly at our results by division, our Canadian operations had another very strong quarter with earnings at record levels. New business growth was strong in each of our Canadian operations reflecting the success of new product introductions, improved equity markets and our broadened distribution reach. In the United States, shareholders net income was up sharply on a US dollar basis driven by the impact of the turnaround in equity markets, higher sales and an improved expense position. In Hong Kong, earnings were thirteen percent ahead of last year although poor economic conditions and the lingering effect of SARS dampened insurance sales growth.

In the other Asian territories we saw the positive impact of the opening of our Guangzhou, China branch and the CMG acquisition in the Philippines, as well as generally increased sales in all the other countries. Our Japan operations focused on agency recruitments, expense savings and the introduction of our new medical insurance product, ManuMed. We are very pleased with the progress being made in repositioning this substantial operation. Results in our reinsurance business were dampened by unfavorable mortality experience in our life retrocession this quarter. However, the rebounding equity markets had a positive impact on segregated fund guarantees.

In summary, we are very encouraged by our strong results. Our business is growing at a very good pace. We are also moving forward on the merger between Manulife and John Hancock, which we announced at the end of September. Integration plans are being prepared, as are all of the necessary filings with regulatory and other bodies. I’d now ask Peter to review the details of our third quarter results.

Peter Rubenovitch:

Thank you, Dominic. As Dominic just indicated, earnings for the quarter of three hundred and ninety-six million were up twenty-one percent over Q3 of ‘02 and earnings per share of eighty-five cents were up twenty-three percent. As you know, over this quarter, the Canadian dollar appreciated significantly against growth of the US dollar and the Yen and this dampened earnings as reported on a Canadian dollar basis.

I’d now like to review the detailed results for the quarter and then conclude my remarks with an update on our John Hancock merger initiative. This quarter we saw a return to more normal equity markets with the S&P Index up by two point two percent, the TSX rising six point three percent. The improvement in equity markets which has been particularly consistent over the last year was a favorable factor in the growth of earnings compared to Q3 ‘02 when we suffered one of the sharpest quarterly declines in equity values in recent history.

The key beneficiary of the improving investment climate was our wealth management businesses, which on a combined basis earned a record one hundred and eight million dollars this quarter. For the year to date, profits on these operations were up twenty-eight percent over ‘02 despite the negative impact of currency exchange rates. A similar trend has occurred across our Canadian division, which continued to post excellent results. Earnings in Canada have increased dramatically over the past few years as a result of efforts directed at expanding distribution, improving product design and breadth, enhancing customer service due to investments in efficiency improvement.

A highlight of this quarter is the record twelve million dollars earned by our non Hong Kong operations in Asia. This compares to the thirteen million dollars earned in the full year 2002. These Asian territories continue to grow their agency forces and revenues streams and are expected to constitute a growing proportion of the company’s earnings over time. As well, our Japanese operations showed further strengthening this quarter with business improvements visible in all key metrics.

With respect to the quality of our assets, we continue to experience very good credit performance. While we did see a very modest weakening in our US commercial mortgage portfolio, the seventeen million dollars of provisions this quarter was due to our proactive approach of dealing with potential problems early. In fact, most of these properties are current on their payments but have significant lease rollovers coming up next year. These provisions are at a more normal level compared to the unsustainably low charges of recent quarters.

Continuing with the balance sheet, the improvement in equity markets over the past year has resulted in an eight hundred and fifty-five million dollar increase in deferred realized and unrealized net gains on Manulife’s equity portfolio. As you can see on slide number eight, these gains now total over one point one billion dollars. This supports our view that equities provide good long-term returns albeit with some short-term volatility. Our MCCSR risk base regulatory capital ratio of two hundred and fifty-one percent was up modestly from last quarter. Cash and equivalents exceeded four point five billion dollars at quarter end, so our capital, liquidity and cash positions continue to be very strong.

As a result in the continuing improvements in equity markets, overall, our level of reserves for segregated funds and variable annuity guarantees exceeded the CTE80 level, the high end of the suggested range of conservatism under the guidelines in the Canadian Institute of Actuaries. As a result, the dollar amount of these reserves declined by a modest ten million dollars this quarter. With continued positive equity markets, we would expect these reserves to continue to reduce overtime consistent with other insurance products where reserves are gradually released as the risk dissipates. Changes in this reserve level are also impacted by new sales claims and currency movements.

At the end of Q3, these guarantee related reserves amounted to sixteen percent of our theoretical at risk exposure compared to twelve percent two quarters ago. During Q4 we’ll be reviewing our model parameters assumptions and target CTE levels for these reserves as part of our regular, annual valuation basis review. As shown on slide ten, all divisions reported good earnings growth on a constant currency basis lead by Canada and Asia. The profit improvements over Q3 of last year were both widespread and significant.

Turning to insurance sales, total company new annualized recurring premiums of three hundred million dollars were up eleven percent over the same quarter a year ago. This represents a twenty percent increase on a constant currency basis lead by very strong growth in the US and good increases in Canada and the Asia other territories. On slide twelve you can see the total company wealth management sales of three point seven billion dollars are up fourteen percent over Q3 of last year, which converts to a twenty-six percent increase on a constant currency basis.

Areas showing particular strength were Japan, Asia and Canada. As a result of these strong sales and continued good consistency over the past year, total company premiums and deposits are up five percent compared to the third quarter of last year. This represents growth of fifteen percent on constant currency basis, lead by Asia, Japan and Canada.

Now I’d like to briefly review the results of each of our operating divisions. Canadian division continued to produce strong results. Slide thirteen shows that individual insurance earnings of forty-five million dollars were up eighteen percent. This was due to both improved claims and good business growth. Sales were up twenty-eight percent with particular strength in traditional insurance critical illness and Affinity programs and partly due to continued expansion in the MGA channel, Managing General Agency channel.

Our Canadian group business posted earnings of forty-one million dollars, up twenty-four percent over a year ago. Group benefit results were driven by good business growth and improved margins. Claims experienced continued to be favorable. On slide fifteen you will see that group pensions continued its strong sales trend, which lead to a second place ranking in new sales of the second quarter. Canadian individual wealth management had a strong quarter with earnings more than triple the weak result of a year ago. This improvement was driven by good sales and the absence of charges for additions to segregated fund reserves.

Slide sixteen shows that strong business volumes were lead by an eighty-one percent increase in segregated fund deposits versus Q3 of a year ago. As well, long term mutual fund sales were up thirty-six percent and on slide seventeen you will see that bank loan volumes continued to grow rising by seventy-nine percent due to the strong performance of our Manulife One mortgage product and of loans facilitating sales of our insurance and investment products.

In our US operations, insurance earnings on a local currency basis were up four percent as less favorable mortality experienced than in Q3 of ‘02, an increased strain due to very strong sales, dampened earnings growth. Sales were however at a record level for the third quarter, up sixty percent in US dollar terms over Q3 of 2002. This was driven by strong UL sales and continued effectiveness in growing sales in our key producer firms. Due to good sales over the past year, premiums and deposits were up fourteen percent on a US dollar basis.

Earnings in our US group pension business were flat on a Canadian dollar basis but were up eleven percent in US dollars due to strong fee income growth. Slide number nineteen indicates the premiums and deposits were up twelve percent on a US dollar basis and case count rose by sixteen percent to approximately twenty-six thousand, five hundred cases. Due to equity market appreciation and strong funds flows, funds under management grew by a very substantial forty-five percent over a year ago reaching twenty point six billion dollars US this quarter.

As is shown in slide twenty, US individual wealth management earnings doubled over the weak third quarter of ‘02. This resulted in the absence of segregated fund reserve charges, increased fee revenue and improved investment income on their fixed block. Bearable annuity sales increased eleven percent in US dollars and as shown on slide twenty-one, net sales of five hundred and thirty-three million US were up twenty-one percent over Q3 of a year ago. Funds under management were up thirty-four percent to nineteen point two billion US dollars versus a year ago.

Asian division earnings were up sixteen million dollars or twenty-two percent but rose by thirty-seven percent on a constant currency basis. Premiums and deposits reached one billion dollars for the first time as strong growth in mutual fund sales augmented good growth in other areas. Slide number twenty-three shows Hong

Kong earnings which were up twenty-eight percent on a constant currency basis due to business growth, continued strong insurance margins, increased fee revenue on our mandatory provident fund pension business and good expense management. Insured sales were up modestly reflecting delayed impact of the spring SARS update on recruiting efforts earlier in the year. Mutual fund deposits were up a hundred and twenty-eight million dollars, predominantly due to the success of the China Value Fund.

As shown on slide number twenty-four, the other Asia territories earned directly twelve million dollars this quarter, more than double the result of a year ago. This was driven by a twenty percent increase in the number of agents and strong business growth in the past year. These positive trends are expected to continue with the recently announced acquisition of the Indonesian insurance operations of ING Aetna and of Zurich Life in the award of a new Beijing license to our Chinese venture expected to contribute to further business growth.

In Japan, earnings increased by eighteen percent on a constant currency basis due to the sales of a more profitable mix of products, improved investment returns and good expense management. The expense benefit of our successful, voluntary retirement program that was executed earlier in the year has been partially reinvested in growing our agency force which is now up eight and a half percent over the last two quarters and for the first time, exceeded prior year’s headcount levels.

Insurance sales on a Yen basis were consistent with those of Q3 2002 despite the withdrawal of our old and unprofitable product offerings. In fact, Japan no longer sells any old style endowment products and this month terminated the sale of lower margin traditional products. Japan’s new product initiatives continue to be well received. ManuMed is a medical product, which can be sold as a rider to our ManuFlex Universal Life product or on a standalone basis. ManuVest is a version of our VA product tailored for our agency force. Both of these products were launched this quarter and early results for each have been encouraging.

Slide number twenty-six shows that variable annuities continued to grow, up seventeen percent over last quarter. In addition, with the recent rise in interest rates, we have termed out a portion of our portfolio, picking up yield while reducing our interest rate mismatch. While there is more work to be done, we have seen very significant improvements in our Japanese operations in recent quarters.

Earnings in our reinsurance division were down modestly in Canadian dollars but up eight percent on a constant currency basis. Earnings benefited from improved equity markets but were dampened by poor claims in contrast with the favorable claims results of the first half of this year. Total company expenses were up one percent as reported but rose nine percent on a constant currency basis.

Excluding variable costs related to sales and the cost of expensing stock base compensation, which we began, doing in 2003, expenses on a constant currency basis were up three percent. This reflected general costs incurred to support our strong business growth and other investments in new initiatives to support future earnings. Staff count is down one percent as Dominic mentioned compared to a year ago so overall I’m quite satisfied with our expense management results for the quarter.

With respect to our merger agreement with John Hancock, we are making good progress on our detailed integration planning. As previously indicated, although Manulife will continue to report and manage its business on a Canadian GAAP basis, we are also committed to commencing quarterly reporting on a US GAAP basis and work on implementing this has already begun. We expect to file the transaction proxy circular and prospectus within a week. This should lead to a John Hancock shareholders meeting early in the first quarter. All regulatory filings and approval discussions are progressing on track.

As well, in order to maximize our flexibility for share repurchases, we have today filed with the Toronto Stock Exchange for a normal course issuer bid for the purchase of up to forty-six million shares of MFC. So in conclusion, this was a very strong quarter with all key Manulife businesses performing well. Thank you very much.

Dominic D’Alessandro:

Operator, that concludes our prepared remarks. We’re ready for the question and answer portion of our session today.

Operator:

Thank you. We will now begin the question and answer session. To place yourself into the question queue, please press star one on your touch-tone phone. If you are using a speakerphone, please pick up your handset and then press the star one. If your question has been answered and you would like to withdraw your request, you may do so by pressing star two. Please go ahead if you have any questions. Thank you. Your first question comes in from Jamie Keating from RBC Capital Markets. Please go ahead.

Jamie Keating:

Hi guys, just a couple of technical questions. Can you hear me okay?

Dominic D’Alessandro:

Yeah.

Jamie Keating:

I’m curious about the normal course issuer bid and I gather TSX approval is not too long a turn around, a matter of days. I just want to confirm and I’m just wondering what other approvals might be necessary, OSFI or maybe south of the border and what the procedures might be for that.

Peter Rubenovitch:

Yeah, the TSX approval is generally quite quick. Any repurchase of shares requires regulatory approval and we would also have to comply with a series of other rules as a result of being in the middle of a transaction.

Jamie Keating:

All right. Also curious about your prudential commentary on the corporate real estate provisions and wondering if there are any trends in there that you might be just giving us some heads up about, specifically since there’s a number of rollovers that perhaps are the catalyst for your reserves. Is this something we might want to start having a better look at based on any specific geographies or otherwise?

Peter Rubenovitch:

Yeah, the comment was on commercial mortgages, not real estate just to be quite clear and we have seen some modest weakening in coverage ratios and what we’ve done is taken provisions where we were concerned about those as a result of vacancies or rollovers that needed new leasing up. So it’s not a big amount. I only comment on it because on the credit side, we’ve had absolutely nothing happening. I think we even had a net recovery last quarter. So it’s still quite a normal effect, a modest level of provisioning but it was the only category that anything happened at all on this quarter, so I wouldn’t extrapolate it.

Jamie Keating:
Great. Thanks Peter.

Operator:
Thank you. Your next question comes in from Steve Cawley from TD Newcrest. Please go ahead.

Steve Cawley:
All right Peter, just a quick follow up. So when do you think you can start buying back stock?

Peter Rubenovitch:
I’ve been asked that question probably two hundred and fifty times in the last three weeks. I’m now shifting. I’m no longer going to provide information because as we trade we certainly don’t want people on the other side knowing that we’re in there. So we’ll be doing that which is appropriate as soon as we’re able to.

Steve Cawley:
You’re not going to give any more information than that? And when you start buying back, will we know the day that you’ll be buying back? Do you have to issue a press release?

Peter Rubenovitch:
We’ll be reporting as required on a timely basis. I wish I could be more helpful but there’s a whole world of investors who aren’t even interested in what we do, they just want to know what day we’d like to trade on.

Steve Cawley:
All right, so why don’t we go to page eleven of your SIP package. You had a hundred and six million in experienced gains this quarter, which is quite a jump. I suspect a lot of that would have been as a result of the markets. Is there a way to break that down? I know you give it geographically on page twenty and it seems across the board. Can you give a little bit more color on the experienced gains?

Peter Rubenovitch:
I’m just going to ask Simon to help you if he’s got anything convenient. The equities of course were a big piece.

Simon Curtis:
Yeah, in the second quarter the experience gains were sixty million dropping to a hundred and six million in the third quarter and there were, the segregated funds were a big piece. That was about a twenty-two million improvement. The maintenance expenses were about a thirty million improvement because you’ll recall that in the second quarter, we took a one time lease write off which went through expenses and we also had about a ten million gain on lapses and that number tends to move around. So those are the three big areas that contributed to the improvement.

Steve Cawley:
And so Simon, there’s nothing in there that would warrant something as bold as a change in assumptions?

Simon Curtis:
No, we look at all our assumptions in the fourth quarter but...

Peter Rubenovitch:
No, there’s no change in assumptions this quarter.

Steve Cawley:
No I know, but there’s nothing in there that would warrant that Peter? There’s nothing that so changed in the environment that you know, it’s a borderline change in assumption rather than an experienced gain?

Simon Curtis:
No based on the one quarter; we tend to look at longer term.

Steve Cawley:
Okay, thank you.

Operator:
Thank you. Your next question comes in from Michelle Giordano from JP Morgan Securities. Please go ahead.

Michelle Giordano:
Good afternoon. Three questions. First, on the reinsurance side, can you tell us what the magnitude of the unfavorable claims were; and was this a seg fund agreement issue or mortality issue? Secondly in the US, I was hoping that you can comment on the slow new annualized premium sales and the US pension business and comment on the competitive environment as well as the slow variable annuity sales in the US and the competitive environment. And then lastly in Hong Kong and Japan, are these lower expense ratios sustainable and can you highlight any other expense initiatives that you might have going on in Asia?

Dominic D’Alessandro:
Michelle, it’s Dominic D’Alessandro. I’ve got John DesPrez here with me and so I’ll ask him to speak to the parts of the question dealing with the US businesses. I think your first question was with regard to reinsurance as to whether there was mortality or segregation, seg fund adjustments and I think that they were mortality losses but they were, for the year to date I believe that the mortality is still favorable.

Peter Rubenovitch:
That’s correct. Reinsurance has always been volatile. The first two quarters were quite good; the third quarter was less favorable. Simon, I don’t know if you know off hand how much it was this quarter?

Simon Curtis:
Yeah, the mortality loss in the reinsurance division was about ten million dollars this quarter but year to date they’re still up about six million dollars. So the first two quarters more than offset the third quarter. That number does move around each quarter.

Dominic D’Alessandro:
And with respect to expense levels in Hong Kong and Japan, well in Japan we made a particular effort and in fact the compliment levels are down very sizably from the beginning of the year. I think it’s twenty-five percent, about four hundred people or almost four hundred people. So you’re starting to see the impact of that and frankly we expect it’ll be more to come. So the improved expense position should continue going into the future. In the US there was, you had questions about the level of pension sales and variable annuities so John, can you speak to that?

John DesPrez:
Sure. Michelle, the 401K sales for the year, year to date are essentially flat with last year, which is reflective of the environment. The overall industry is actually somewhat down. We have the market share information through the first six months of the year and we’re actually gaining market share in that environment.

In the recent months from last, this month and the prior month we’re seeing a notable uptick now, firming trends among the 401K sales picture and the type line beginning to fill. The mutual fund product that we introduced this summer has generated over a billion dollars in proposal activity to this point. So we’re seeing a, while flat year over year to date, we’re seeing a firming trend there.

The variable annuity market is a somewhat different story. There we have made a very deliberate decision to moderate our sales position in view of the product feature competition that’s going on in that marketplace. That market is rationalizing. You know, we’ve scaled back the features on our products to reduce our risk profile very significantly. We’ve very significantly reduced the rate of DAC formation in our annuity business.

The result of that has been a moderation of sales and the strategy frankly to just hold our market share which we are doing and, but we see there are very significant evidence that that market is rationalizing, the living benefits that are in that market now have all come to five percent cumulation rates except for one and that, there have been some changes in that very recently. So we’re seeing that rationalization process continue and as it does we will adjust our strategy accordingly.

Michelle Giordano:
John, any intentions to roll out the withdrawal benefit that Hartford, Lincoln and a few others have?

John DesPrez:
We are going to come with a withdrawal benefit, which I believe will be launched on December 8th. It is a little different from the Hartford, Lincoln design that you refer to. We think it’s actually got a very interesting twist to it that could improve our marketing chances there. It does however have a somewhat lower risk profile than the products being offered by some of those competitors.

Michelle Giordano:
Can you share the twist with us?

John DesPrez:
No. We’d like to give you, you only get about a ninety-day advantage in this market when we introduce a new product and I’m not going to shorten that process.

Michelle Giordano:
Okay, thank you.

Operator:
Thank you. Your next question comes from John Reucassel from BMO Nesbitt Burns. Please go ahead.

John Reucassel:
Thank you. Just a couple of clarifications. Simon, you mentioned three things on the experienced gains. I’ve got the twenty-two million and the ten million but what was the third one? I think the second one was about thirty million dollars? What was that for?

Simon Curtis:
Oh that was the, on the expenses, there was that type of swing between Q2 and Q3 and I was just mentioning a large part of that was because in Q2 we’d taken the one time leap right off the charts.

John Reucassel:
Okay, great.

Simon Curtis:
Just to clarify, all those numbers are pretax when we’re talking the source of earnings.

John Reucassel:
Okay. And Peter, you mentioned the efforts underway under US GAAP. Does that mean you will be reporting your numbers in US GAAP prior to the deal close?

Peter Rubenovitch:
We’re looking at that. We’re certainly going to make some US GAAP information available as part of our filings and we’re hoping to be able to commence quarterly reporting. But I won’t absolutely commit to that until the process is finalized but we’re certainly trying to do that.

John Reucassel:
Okay, and just, the MCCSR, if I just, it’s calculated for MLI. Is there a big difference between MFC and MLI?

Peter Rubenovitch:
There isn’t a big difference right now but obviously after the Hancock transaction there would be. But you might recall that OSFI is no longer calling for a calculation at the holding company level. They’re going to look at holding companies based on more traditional financial metrics.

John Reucassel:
So there’s no, there’s not a material difference between the two to date?

Peter Rubenovitch:
There’s a bit of a difference because ...

Dominic D’Alessandro:
It’s very small.

Peter Rubenovitch:
Yeah, it’s small, three or four points. It’s not a big deal. You’re absolutely correct.

John Reucassel:
And last question, sorry, what was the loss on the surplus in the corporate segment?

Dominic D’Alessandro:
I’m not following your question John.

Peter Rubenovitch:
The result in corporate?

John Reucassel:
Yeah, on the surplus.

Peter Rubenovitch:
Yeah, there’s a lot of things in there and there was nothing particularly noteworthy. I’m just going to get a schedule here and see if I have any highlights for you. But it does dance around if you look over quarters. It’s had profits and losses. I don’t have a good schedule here in front of me, but you know, essentially you’ve got a lot of non recurring type items that turn up there, adjustments in transfer price. There wasn’t anything essential.

John DesPrez:
 Isn’t that a residual figure net of what we charge out to the US?

Peter Rubenovitch:
 That’s correct. You know, there’s a lot of things that we, you know, estimate and transfer and charge up and then true up, so it dances around. There isn’t anything particularly special this quarter I guess is the comment I’d make in there.

John Reucassel:
 Okay great, thank you.

Operator:
 Thank you. Your next question comes in from James Bantis from Credit Suisse First Boston. Please go ahead.

James Bantis:
 Hi, good afternoon. A couple of questions regarding the US operations. Maybe John DesPrez can talk about the continued mortality, unfavorable mortality experience coming off the US insurance business and if it’s COLI related and what remedies do we have in that context. And the VA sales dropped significantly from Q2 to Q3. Was there a particular product in Q2 that was excessively strong or maybe you can elaborate a little bit more on that.

And the final question in terms of the share buyback, sorry Peter but if you could give us on black and white terms, what are the restrictions in a share buyback activity in regards to a merger of the size that you’re doing right now or the transaction? What have the lawyers told you in terms of when you can participate or execute upon a share buyback program? Thanks.

John DesPrez:
 We’ll start with the mortality. There’s a little confusion I think on the mortality subject. Mortality was actually favorable to pricing in the third quarter, it’s just that last year, in last year’s period we had an extraordinarily good mortality quarter in the third quarter of 2002. So only on a relative basis is it down. We’ve in fact had positive mortality gains. On the variable annuity sales drop from Q2 to Q3, a couple of factors that are at play in there. One is that it was part way through Q2 that we came out with the newest version of the living benefit which was less attractive so there was a bit of a last minute sale of the old product that pumped us there and there was also promotions on the Scudder distribution network that ended at the end of the second quarter, that moderated sales.

Dominic D’Alessandro:
 I think the last question was the share buyback Peter.

Peter Rubenovitch:
 Yeah, I’m happy to have that question again. I’m not going to give you a detailed legal brief but because it’s multi jurisdictional, there are a number of issues at play and some of the areas are not black and white so we’ve been briefed and we will be considering a range of options and doing what’s appropriate. The reason I’m a little coy here is there will be, you know, some rules that are absolutely black and white and others that may not be and I would want us to execute as cleanly as possible when we’re able to and some of the hedge funds are very interested in that timing and so it doesn’t suit us to give you a detailed brief of how we see our posture. So I apologize for not being more helpful but I assure you it’s the shareholder’s interest that I have in mind.

James Bantis:
 Thanks Peter, I appreciate that.

Operator:
 Thank you. Your next question comes in from Timothy Lazaris from Griffiths McBurney and Partners. Please go ahead.

Timothy Lazaris:
 Hi, thanks. I’ve got three questions. I’ll just start with the first one. The ten million dollar seg fund release which I’m seeing on slide nine, I’m wondering, is that an after tax number firstly and could you give us how that broke down divisionally between the different geographies? Second question is on the source of earnings, the earnings on the surplus were down quarter, I guess sequentially and I’m just trying to get a handle on why, what the sensitivity is to equity markets and debt markets on that surplus number.

And then just lastly, maybe a question for Dominic in terms of just pricing in Canada. There’s some thought out there that people are dropping pricing on individual insurance in the Canadian market in the term area and perhaps in whole, maybe if you could comment on that.

Dominic D’Alessandro:
 Okay, well the seg fund releases, I think, were mostly in the Canadian division were they not and they were a little... They were a little less than ten million dollars. I think some of the adjustment was exchange.

Peter Rubenovitch:
 That’s correct, and it is a pretax number.

Simon Curtis:
 Yeah the vast, quickly going through it, most of that ten million was in Canada, seven or eight million of it. That ‘s just a quick glance. And that is a pretax number.

Dominic D’Alessandro:
 The other question was the earnings on surplus and

Peter Rubenovitch:
 Norman, do you have that?

Norman Light:
 You recall last quarter Tim that we had some one-time items; we had the Superior Propane gain and the Boston Lease costs. Those in total added twelve million dollars last quarter. If you adjust for that you have very similar earnings this quarter to last quarter in that segment.

Dominic D’Alessandro:
 And then finally I think Tim, your question was about pricing levels in Canada and whether or not we’re seeing some softness or some competition. I guess that I’ll ask Bruce to supplement my answer but our directives to each of our operating units have not been to relax our return on capital requirements in the least. I hear this rumor from time to time that somehow Manulife in particular is overly aggressive in the marketplace and is winning business because of very aggressive pricing. That isn’t the case; I guess that’s all I would say. Bruce, what would you, have you noticed that there’s...

Bruce Gordon:
 First of all, Tim, it’s Bruce Gordon. First of all, term is always the product where prices move the fastest, therefore there’s always some emerging competition. But we are meeting company hurtle rates. Remember, we had acquisitions that we expected to help us on the maintenance expense cost side and we would use that to balance between customers and shareholders but we are not breaking any company rules on ROC.

Timothy Lazaris:
 Okay, thank you gentlemen.

Operator:
 Thank you. Your next question comes in from Mario Mendonca from CIBC World Markets. Please go ahead.

Mario Mendonca:
 Good afternoon everyone. I want to talk about universal life in three areas. First in Canada, sort of following up on Tim’s question, I can appreciate that the company hasn’t changed your ROC targets. Why is it that Manulife’s individual life sales in Canada are so strong and everybody else’s seem to be so weak? That’s the first question.

In the US, why is it that Canadian insurance companies seem to grow their fixed UL in the US so much better than US insurance companies these days; cause both Manulife and Sun Life are growing their fixed UL very strongly in the US and we’re not, although we’re seeing growth in the US, the US companies, we’re not seeing quite the same thing. And in Japan, with interest rates moving as they have, do you see a time period when your new line up of fixed UL in Japan can actually pick up speed and sort of catch up with success you’ve had on the variable annuities side?

Dominic D’Alessandro:
 Well that’s a good question, why are our sales growing? I think that they’re growing because of a combination of factors as we’ve been emphasizing for some years now that we’ve been investing money in making sure that our product offerings are the best out there, that we continue to expand our distribution. We offer very, very good service to the producers and to our clients. And you’re seeing the combination of all of those efforts over quite some time bearing fruit, across the company I might add.

You just pointed out the UL aspects of the business but I think that if you look at each of our business units whether they’re in Canada or the United States, they’re all, or in Asia, they’re all growing very, very rapidly and the only places we’re not growing is where we choose not to because of aggressiveness in terms of product feature in the market, in particular, variable annuities. The fixed UL product we have in the United States for example, I’m told by our competitors that it’s probably the finest product in the marketplace.

As you know, we’ve been particularly strong in universal life for many, many years and we positioned that product with the top of the house in terms of distribution and it’s a found favor. This is a time when in the, I guess the financial cycles, where fixed product is in demand and we’re a very highly rated company that’s consistently delivered value to a very high end clientele in the United States and we’re being rewarded for that. The sale, I think much is the same story. You know, we picked up a lot of distributors as we, you know, one of the focuses again, across the company is to expand distribution. We’ve done that in spades here in Canada and I think that’s another reason why you’re seeing the sales be as robust as they are in this marketplace.

In Japan, I mean I guess the same story. We’ve got probably, you know, the best suite of products as any insurance company in Japan and our sales force is growing and as a result of those two things, you know, we would expect the sales to continue to grow.

Mario Mendonca:
 I’ll tell you where the sensitivity comes from. Remember a few years ago Manulife’s variable annuity sales were significantly outpacing the market, the US insurers by a really healthy margin. Over time, I mean we’re now seeing sort of the reversal of that and I’m just trying to become, I’m probably a little more sensitive to how a company can sort of outpace it’s peers.

Dominic D’Alessandro:
 Well Mario, the reason that we were a little bit indifferent to the features a few years ago was that the risk wasn’t with us, you know, all that risk on those sales in the United States was reinsured. And so therefore we could have a leading edge product with all of the bells and whistles cause others had made the determination of what they wanted to be paid for those risks and we priced that into and so, you know, now the situation is somewhat different. We would have to keep the risks on our books and our appetite for some of those risks is less than it was. I mean we are very conscious, you know the way Manulife works.

So all of these products are bedded through the corporate actuarial and risk management groups and we could, this business turns on a dime. I mean if we were to introduce very aggressive or comparable features in the variable annuities to what is offered by our, some of the companies that were mentioned earlier, our sales would go through the roof. We have very, very strong distribution capabilities. But we like other very reputable companies in the United States have chosen to, you know, take a more cautious approach.

Mario Mendonca:
 Okay, just to close the loop on this then, on the UL side or the individual life side, is there anything analogous to a very advantageous reinsurance agreement as there was on the variable annuity side that could be driving sales here?

Dominic D’Alessandro:
 No there isn’t, Mario. John, did you want to add anything to what I just said here?

John DesPrez:
 No, I think you’ve covered it very accurately. I mean you need to understand Mario that this is not something that happened overnight. You know, we have been positioning our universal life contracts, particularly those offering no lapse guarantees, for a long time as our core product. The market has come to that. You know, that is now all of a sudden the hot product, not just for us but for everybody. And having staked out a very premier position in that particular niche, we are really benefiting from it and frankly we’ve done promotional activity within the pricing constraints of what we’ve established to promote those sales. So, and as to your original comment about does it having anything to do with the fact that we’re a Canadian insurer, I don’t think so.

Mario Mendonca:
 Okay, so there was a little bit of promotional activity in the quarter though. Is that what you’re saying John?

John DesPrez:
 There was some earlier in the year.

Mario Mendonca:
 Oh, I see. Okay, one final thing then. On, Peter you mentioned, you alluded to the, OSFI’s change in terms of how they’ll regulate holding companies. I’m more curious about what the implications are long term from something like this and maybe if you could just touch on some areas like a Canadian insurers appetite for leverage for example or any restructuring that might occur amongst the Canadian insurers or perhaps changes in product design. The long-term implications, are there any important ones to think about?

Peter Rubenovitch:
 Let me make a few points. First of all, except for the mutualized insurers that still remain, it’s basically Sun and ourselves, none of the other companies are subject to holding company rules under OSFI that are quite the same as those that Manulife was under. Those rules got clarified. I’m not sure I’d describe it as change. They got clarified by OSFI as to how they would review those holding companies so that Manulife and Sun would be able to compete with the foreign companies and the grandfather domestic companies that had a different framework than the recent demutualizations.

Now what does it mean? Well for leverage, we don’t have an appetite for growing our financial performance by leverage. We have a financial target that we feel is appropriate for our business and we’re going to continue to be governed by that and the fact that there’s a holding company isn’t going to change our leverage appetite. We could have more leverage right now if we didn’t care about our ratings or our financial leverage. So those standards are always evolving but we’re the same people we were before.

Now other firms may restructure their affairs but this particular clarification only applies to Sun and Manulife and I wouldn’t comment on what Sun would want to do. In our case we were looking at a substantial transaction. We need the clarity as to how a holding company would be reviewed and on receiving that, we’re satisfied that it’ll be reviewed appropriately, that OSFI will look to the regulator in the US or themselves here in Canada to see that the key holding companies are properly capitalized and properly run.

And then, what does that mean for product design? I don’t think it means anything. I think you continue to compete in this market, based on pricing for an attractive return on the capital employed. It just means we don’t have the disadvantage of having, you know, dual capital rules that differ only optically and you can’t optimize both of them. So if we’re operating John Hancock post the merger, it’s subject to US rules and Manulife would be subject to Canadian rules. That’s the same sort of environment as all our competitors.

Dominic D’Alessandro:
 Mario, it’s really very, very simple. They change the rules or are going to interpret the rules for Sun and ourselves so as to not put us at a disadvantage vis-à-vis anybody else, whether that’s a Canadian company like Great West Life or a US competitor who doesn’t have these holding company capital measures. That’s all it is. It isn’t any more complicated than that.

Mario Mendonca:
 I’m very familiar with the rules and how they’ve changed it. I saw a few more implications for companies in Canada like Manulife and Sun Life but perhaps I’ll just have to wait and see how this plays out. Thank you very much.

Operator:
 Thank you. Your next question comes in from Michael Goldberg from Desjardins Securities. Please go ahead.

Michael Goldberg:
 Thanks a lot. I had a few questions. First of all, given the wide variety of product that you have and the territories offering various sales growth characteristics, in order to put this all on a common denominator basis, could you give us some idea either quantitatively or qualitatively of your valued new business year to date versus last year and also some idea of the trajectory from what’s happening during the three quarters this year; is it strengthening, is it weakening overall?

Second, you indicated that the seg fund release was about seven to eight million dollars in Canada but I’m just wondering, you said that these seg fund guarantee reserve went down ten million. Was the actual release more than ten million offset by some amount that went up because of the new business that you have and can you remind us what the strengthening was in the third quarter last year? Also, I missed the answer on earnings on surplus going down in your sources of earning and finally can you just to remind us where currency comes in in the sources of income, sources of earnings also? Thanks very much.

Dominic D’Alessandro:
 Well that’s, Michael, I would have been disappointed if you wouldn’t have asked us a question on embedded value though you didn’t use those exact words. Simon, do you have, could you give him some guidance? His question is, is the value of new business growing or what’s it doing?

Simon Curtis:
 Yeah, you know, we don’t do it in detail every quarter but we do monitor obviously the new business and it’s profitability and as of the third quarter year to date, it looks like it’s fifteen to twenty percent ahead of last year on a comparable basis.

Dominic D’Alessandro:
 And I guess your next question was regard to seg fund releases; I guess I would confirm to you that the amount, the draw down on the reserves was ten million dollars. About eight million of it went into earnings, pretax and the other was essentially exchange. A million and a bit was due to foreign exchange.

Peter Rubenovitch:
 And that’s after looking at all changes, not only new business but the amount that’s in the money, out of the money and all the other calculations. Remember, our modeling is stochastic, it’s you know, quite a sophisticated review of at risk amounts. And so what we’re commenting on is the net amount after ins and outs and all the other calculations.

Dominic D’Alessandro:
 What was the strengthening last year, does anybody remember? It was substantial; it was one of the major reasons why there was such a swing in the wealth management earnings that we showed you for the Canadian division. But we can get back to you on that point, and then there was a surplus earnings.

Peter Rubenovitch:
 Earnings on surplus last quarter had a gain on Superior Propane and then some charges for leases, net amount of which is the difference that you’re seeing. Otherwise, the rate of earnings for surplus is quite similar quarter to quarter.

Dominic D’Alessandro:
 And then I forget the last question.

Peter Rubenovitch:
 Currency and SOE.

Dominic D’Alessandro:
 Where is currency shown on the SOE?

Simon Curtis:
 Currency is buried in each of the individual lines so basically you have to look at each total company number.

Dominic D’Alessandro:
 It’s embedded just like in our results. You know, our results include everything as reported on a C dollar basis.

Michael Goldberg:
 So it doesn’t come in under an experience?

Dominic D’Alessandro:
 Well it would, yes, the portion that relates to, you know, those items that are in experience.

Peter Rubenovitch:
 Each metric is calculated as we report it and compared to its frame of reference, and we don’t isolate, you know, an FX rate in that calculation. We look at each individual item.

Michael Goldberg:
 Okay, thanks very much.

Operator:
 Thank you. Your next question comes in from Eric Berg from Lehman Brothers. Please go ahead.

Eric Berg:
 Thanks very much and good afternoon. John DesPrez, I just had a quick follow up question to Michelle. Are you saying that, just to clarify, with respect to the 401K business, are you saying that the whole industry has gone through a rough period from which it is now recovering or are conditions that you’ve described, really unique to Manulife?

John DesPrez:
 Well the whole industry sales have been soft through this year. I can tell you that ours are recovering. I don’t know whether anybody else’s are recovering. A lot of that is a function of, if you look at for example, while our dollar sales are flat, number of cases and participants and the like are up very nicely and part of it is simply because the value of the accounts that are being transferred are considerably lower than they were in the past because of the equity market activity over the past several years.

Eric Berg:
 So in other words, the number of participants is up, assets under management is up but new business, new dollars being added are kind of flattish because the dollar is being transferred over from business being essentially taken from competitors, those dollar amounts are down owing to the lower stock market?

John DesPrez:
 Yeah, the average account values that are being transferred are lower than they were a few years ago.

Eric Berg:
 So a sale in unit terms would produce fewer dollars today than would be, a one-unit sale, the addition of one employer would produce fewer dollars today than would have been the case a year ago.

John DesPrez:
 In terms of the initial transfer deposit, that’s right but most of the economics stem from the ongoing flow.

Dominic D’Alessandro:
 But also I believe, wasn’t it that fewer cases were being sold in the first half of this year. The new case volume didn’t grow as quickly as it had been growing previously.

Eric Berg:
 Okay, thanks very much.

Operator:
 Thank you. Your next question comes in from Brad Smith from Merrill Lynch Canada. Please go ahead.

Brad Smith:
 Thank you very much. I just had a question about Japan. I see your variable annuity sales are quite strong there again and I was wondering, can you give us some discussion of where those sales are coming from. I believe you have a relationship with a bank now and you have a sales force that is selling it. Can you break those sales out between those two channels for me?

Dominic D’Alessandro:
 We have relationships with about half a dozen banks or so and I guess our biggest relationship and most important one is with a securities house, NIKKO Securities and then of course then our own sales force sells the product as well. I, does someone have handy the breakdown of those sales across those different channels?

Trevor Matthews:
 Yeah, we’re getting about fifteen percent from our own sales force. The rest is coming from the now nine financial institutions.

Brad Smith:
 I’m sorry Simon, I couldn’t quite hear, did you say sixteen?

Peter Rubenovitch:
 It’s Trevor. He’s saying the nine financial institutions that are banks in NIKKO Securities, the broker, account for about eighty-five percent of our sales and about fifteen percent is our own sales force.

Brad Smith:
 Okay then, and second question, just on the annualized life insurance premium sales which are down about twelve percent year over year versus an increase in your sales force, is it that the sales force is less productive now than it was before and is it being distracted by the new variable product initiative?

Trevor Matthews:
 Clearly if you do the arithmetic, the sales force was less productive in this particular period than the last period. The size of the universal life product though, actually went up on period comparison and we’re hopeful as the sales force now continues to grow, that the size of the universal life product going forward will increase as well.

Brad Smith:
 Great, thank you very much.

Operator:

Thank you. Your next question comes in from John Hall from Prudential Securities. Please go ahead.

John Hall:
 Good afternoon, I have two questions. The first one, you’ve indicated an interest or an inclination in terms of purchasing John Hancock shares prior to the transaction close but that precluded by or you needed to get approval. I wonder how you’ve progressed in that regard? And the second question has to do with the ManuVest product in Japan. I was wondering what exactly you’re guaranteeing and whether there’s any reinsurance or hedging activities to moderate the risk?

Peter Rubenovitch:
 John, let me speak to your first question and unfortunately, I’m going to give you the same, not very helpful answer. We have indicated that we would entertain buying John Hancock shares just as we’ve indicated an intention to buy in Manulife shares subject to various regulatory rules and approvals. And it’s part of the total package that we’re looking at for utilizing that excess capital we have so I’m not going to provide you with any additional information on our timing or intent.

Dominic D’Alessandro:
 The ManuVest guarantees, what are they, return of principal, twenty years or something?

Trevor Matthews:
 John, a hundred percent of your principal backup for twenty years.

Dominic D’Alessandro:
 Can you hear Trevor?

John Hall:
 Yes, a hundred percent of principal after twenty years?

Trevor Matthews:
 That’s right, but it’s only over three balanced funds, the conservative, the moderate and the more aggressive but they’re all balanced funds.

Dominic D’Alessandro:

So the investment vehicles are tightly controlled, they’re not high tech type funds and the, to activate the guarantee, they have to be in place for twenty years.

John Hall:
 No reinsurance, no hedging?

Dominic D’Alessandro:
 No, we haven’t...

Peter Rubenovitch:
 We manufacture that product. We’re happy to do so.

Dominic D’Alessandro:
 We haven’t felt that there was any need to.

John Hall:
 Fair enough. Thank you.

Operator:
 Thank you. Your next question comes in from Jamie Keating from RBC Capital Markets. Please go ahead.

Jamie Keating:
 Actually, my questions have been asked and answered. Thanks very much.

Dominic D’Alessandro:
 Operator, maybe we’ll have one more question if there is one. If not, let us know. Well I guess there isn’t any. So ladies and gentlemen, again, thanks very much for joining us. I think as you study the numbers, you’ll see it was, we’re certainly very, very encouraged by the very strong performance that we enjoyed in the third quarter and we look forward to talking to you about our results next quarter. Thank you and have a good afternoon.

Operator:
 Ladies and gentlemen, this concludes the Manulife Financial Third Quarter 2003 Results conference call. The recording of this conference call will be available after 6:00 p.m. today by calling 416-695-6050. It will be available until the close of business on Friday, November 7. An archive of the webcast will be available on www.manulife.com beginning after 6:00 p.m. eastern standard time today. You may now disconnect and thank you for your participation.